FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc. 1 First Canadian Place
Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

2.	Date of Material Change

September 8, 2017.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Newsfile Corp. on September 8, 2017.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1        Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2        Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Chief Executive Officer and President) - (416) 366-8488.

9.	Date of Report

September 18, 2017.

Schedule “A”

Gentor Resources Inc.

PRESS RELEASE

Gentor Announces Share Consolidation

Toronto, Canada – September 8, 2017 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces the terms of the share consolidation (the “Consolidation”) that was authorized by the Company’s shareholders at the annual and special meeting of shareholders held on June 29, 2017 (the “Meeting”). At the Meeting, shareholders authorized the board of directors of the Company (the “Board”), in its sole discretion at any time up to one year following the date of the Meeting, to consolidate the outstanding common shares of the Company (“Common Shares”) at a ratio of ten (10), or such lesser amount as is determined by the Board, to one (1). The Board has determined to now proceed with the Consolidation and has set the ratio for the Consolidation at eight (8) to one (1), such that every eight (8) Common Shares will be changed into one (1) Common Share. The Common Shares are expected to commence trading on a post-Consolidation basis on the TSX Venture Exchange when the market opens on Wednesday, September 13, 2017. The consolidated Common Shares will continue to trade on the TSX Venture Exchange under the trading symbol “GNT” but with a new CUSIP number of G38275 114. As a result of the Consolidation, the number of outstanding Common Shares will be reduced from 95,253,840 to approximately 11,906,730 Common Shares, subject to the rounding up of fractional shares pursuant to the Consolidation.

Registered shareholders will be sent a letter of transmittal by the Company’s transfer agent to be used by such shareholders in order to receive new share certificates representing their shareholdings post-Consolidation.

About Gentor
Gentor is a mineral exploration company with a copper exploration property in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366-8488.